K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

July 28, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Bond Trust (the “Trust”) — File No. 333-212244 Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 18, 2016 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Focused High Yield Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Core High Yield Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds III, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on June 24, 2016, accession no. 0001133228-16-010462.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 1a — The staff notes that the “Notice of Special Meeting of Shareholders” states that the Acquiring Fund would also assume substantially all of Acquired Fund’s liabilities in connection with the Reorganization. Please explain how the Acquired Fund will be terminated if the Acquiring Fund does not assume all of the Acquired Fund’s liabilities in connection with the Reorganization.

Response to Comment 1a — The Trust respectfully notes that if there are any liabilities of the Acquired Fund that are not assumed by the Acquiring Fund, the Acquired Fund expects to dispose of any such liabilities prior to the Reorganization. The Trust further notes that the disclosure in the “Notice of Special Meeting of Shareholders” reflects the terms contained in Section 3(a) of the Agreement and Plan of Reorganization. Therefore, Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
July 28, 2016

Comment 1b — The Staff notes that the disclosure under the heading “How the Reorganization will Work” refers to the merging of the following classes: Class A, Class C, Class I, Class R6 and Class NAV shares. However, under the heading “Where to Get More Information,” the prospectuses incorporated by reference for the Acquiring Fund and the Acquired Fund also include Class B shares. Therefore, please explain why Class B shares have not been included in the Reorganization.

Response to Comment 1b — The Trust respectfully notes that the reference to Class B shares of the Acquired Fund is not correct and the Proxy Statement/Prospectus has been revised accordingly. As only the Acquiring Fund offers Class B shares, Class B shares are not a part of the Reorganization.

Comment 2 — On page 5, under the heading “Comparison of the Funds’ Classes of Shares,” please account for all share classes. Moreover, whenever there is disclosure related to the share classes of the Funds in other sections of the Proxy Statement/Prospectus, please make sure that all relevant share classes have been addressed. For example, please see “Comparison of Buying, Selling, and Exchanging Shares” on page 6.

Response to Comment 2 — The Trust notes that the disclosure under the heading “Comparison of the Funds’ Classes of Shares” contains information for all applicable share classes. The Trust has made the requested change to the disclosure under the heading “Comparison of Buying, Selling, and Exchanging Shares.”

Comment 3a — On page 11, under the heading “Comparison of Investment Risks,” based on the portfolio turnover rates of 41% and 80% for the most recently completed fiscal years, respectively, of the Acquiring Fund and the Acquired Fund, please confirm that “High portfolio turnover risk” is a principal risk of the Acquiring Fund and the Acquired Fund.

Response to Comment 3a — The Trust confirms that high portfolio turnover risk is a principal risk of both the Acquiring Fund and the Acquired Fund.

Comment 3b — On page 11, under the heading “Comparison of Investment Risks,” please confirm that “Foreign securities risk” is a principal risk of the Acquiring Fund and the Acquired Fund.

Response to Comment 3b — As both Funds may invest in foreign issuers, the Trust confirms that “Foreign securities risk” is a principal risk of the Acquiring Fund and the Acquired Fund. The Trust notes, however, that only the Acquired Fund is subject to the risks of investing in emerging markets, as noted on page 11 under the heading “Particular Risks of Core High Yield Fund.”

Securities and Exchange Commission
July 28, 2016

Comment 3c — On page 11, under the heading “Comparison of Investment Risks,” please confirm that “Hedging, derivatives, and other strategic transactions risk” is a principal risk of the Acquiring Fund and the Acquired Fund.

Response to Comment 3c — As both Funds may invest in derivatives, the Trust confirms that “Hedging, derivatives, and other strategic transactions risk” is a principal risk of both the Acquiring Fund and the Acquired Fund. The Trust notes that both the Acquiring Fund and the Acquired Fund may invest in futures contracts, credit default swaps, and interest-rate swaps and that the risks associated with utilizing these types of derivatives are identified in the “Hedging, derivatives, and other strategic transactions risk” under the heading “Principal Risks Applicable to Both Funds.” As the Acquiring Fund may also utilize foreign currency forward contracts, foreign currency swaps, and options, additional risks associated with these derivative instruments are disclosed in “Hedging, derivatives, and other strategic transactions risk” under the heading “Particular Risks of Focused High Yield Fund.”

Comment 4a — On page 14, under the heading “Funds’ Past Performance - Acquired Fund,” in the narrative introduction to the Acquired Fund average annual total return table, please account for Class I shares.

Response to Comment 4a — The Trust respectfully notes that, consistent with the disclosure in the Acquired Fund prospectus, the narrative introduction to the Acquired Fund average annual total return table discloses the commencement date of the Acquired Fund’s oldest share class (Class A shares) and the commencement dates of the Acquired Fund’s share classes that commenced operations after the commencement date of Class A shares and, therefore, show recalculated Class A performance in the average annual total return table. Disclosure regarding Class I shares is not included in the narrative introduction as Class I shares commenced operations on the same date as Class A shares and, therefore, recalculated Class A performance is not shown in the average annual total return table with respect to Class I shares. The Trust respectfully declines to make any changes in response to this comment.

Comment 4b — On page 14, under the heading “Funds’ Past Performance - Acquiring Fund,” in the narrative introduction to the Acquiring Fund average annual total return table, please account for Class C shares.

Response to Comment 4b — The Trust respectfully notes that, consistent with the disclosure in the Acquiring Fund prospectus, the narrative introduction to the Acquiring Fund average annual total return table discloses the commencement date of the Acquiring Fund’s oldest share class (Class A shares) and the commencement dates of the Acquiring Fund’s share classes that commenced operations after the commencement date of Class A shares and, therefore, show recalculated Class A performance in the average annual total return table. Disclosure regarding Class C shares is not included in the narrative introduction as Class C shares commenced operations on the same date as Class A shares and, therefore, recalculated Class A performance is not shown in the average annual total return table with respect to Class C shares. The Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
July 28, 2016

Comment 5 — On page 13, under the heading “Board Consideration of the Reorganization,” if applicable, please disclose any adverse considerations by the Board of Trustees. For example, the staff notes that the second sentence under the heading “Expenses of the Reorganization” on page 20 states that the Acquired Fund will be expected to bear the bulk of the expenses incurred in connection with the Reorganization.

Response to Comment 5 — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board concluded that the Reorganization was in the best interests of the Acquired Fund and Acquiring Fund. Specifically, as noted in the second paragraph under the heading “Board Consideration of the Reorganization,” the Board considered “any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 6 — On page 22, under the heading “Conflicts of Interest,” please disclose the basis upon which JHA will benefit from “increased advisory fees to be borne by the Acquired Fund shareholders” if the management fee and net expenses before and after waivers will be lower after the Reorganization. Please also clarify this point wherever else it is applicable elsewhere in the Proxy Statement/Prospectus.

Response to Comment 6 — The Trust has revised the disclosure under this heading to omit the reference to anticipated increases in advisory fees received.

Comment 7 — On page 24, under the heading “Adjournment,” please disclose, if applicable, any limitations with respect to any time limitations for a subsequent meeting due to an adjournment, including any notice requirements or changes to the original record date.

Response to Comment 7 — The Trust respectfully notes that there are no limitations in the Trust’s charter documents with respect to any time limitations for a subsequent meeting due to an adjournment, including any notice requirements or changes to the original record date. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 8a — On page 25, under the heading “Ownership of Shares of the Funds,” please provide disclosure in response to Item 7.(c)(4)(i) of Form N-14 with respect to control persons, including the effect of that control on the voting rights of other security holders. Please also provide disclosure in response to Item 7.(c)(4)(iii) with respect to ownership by officers, directors and members of the advisory board of the registrant.

Securities and Exchange Commission
July 28, 2016

Response to Comment 8a — The Trust has made the requested changes.

Comment 8b — On page 25, under the heading “Ownership of Shares of the Funds,” please note that the disclosure required by Item 7.(c)(4) of Form N-14 applies to both the Acquired Fund and the Acquiring Fund. Therefore, please revise the information provided accordingly.

Response to Comment 8b — The Trust has made the requested change.

Comment 9 — Please revise the signature page of the Registration Statement to reflect the appropriate registrant (i.e., the Acquiring Fund).

Response to Comment 9 — The Trust has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission
July 28, 2016

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust
Harsha Pulluru, Assistant Secretary of the Trust